UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Date of Report: May 25, 2012

Commission file number 1- 32479

TEEKAY LNG PARTNERS L.P.

(Exact name of Registrant as specified in its charter)

4th Floor

Belvedere Building

69 Pitts Bay Road

Hamilton, HM08 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐             No  ☒

Item 1 — Information Contained in this Form 6-K Report

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY LNG PARTNERS L.P.

	By:	/s/ Peter Evensen
Peter Evensen
Date: May 25, 2012		Chief Executive Officer and Chief Financial Officer (Principal Financial and Accounting Officer)

TEEKAY LNG PARTNERS L.P. 4th Floor, Belvedere Building, 69 Pitts Bay Road Hamilton, HM 08, Bermuda

EARNINGS RELEASE

TEEKAY LNG PARTNERS

REPORTS FIRST QUARTER RESULTS

Highlights

•	Generated distributable cash flow of $50.8 million for the first quarter of 2012, an increase of 30 percent from the first quarter of 2011.

•	Declared first quarter 2012 cash distribution of $0.675 per unit, an increase of 7 percent from the previous quarter.

•	Completed acquisition of six LNG carriers from A.P. Moller Maersk on February 28, 2012, through the Teekay LNG-Marubeni joint venture.

•	Current total liquidity of approximately $440 million, including proceeds from the Norwegian bond offering completed in May 2012.

Hamilton, Bermuda, May 17, 2012 – Teekay GP LLC, the general partner of Teekay LNG Partners L.P. (Teekay LNG or the Partnership) (NYSE: TGP), today reported the Partnership’s results for the quarter ended March 31, 2012. During the first quarter of 2012, the Partnership generated distributable cash flow(1) of $50.8 million, compared to $39.1 million in the same quarter of the previous year. The increase primarily reflects the incremental distributable cash flow resulting from the following acquisitions: Multigas carriers delivered in June and October 2011; a 33 percent interest in four liquefied natural gas (LNG) carriers delivered between August 2011 and January 2012; one liquefied petroleum gas (LPG) carrier delivered in September 2011; and a 52 percent interest in six LNG carriers completed in February 2012.

On April 12, 2012, the Partnership declared a cash distribution of $0.675 per unit for the quarter ended March 31, 2012. The cash distribution was paid on May 14, 2012 to all unitholders of record on April 23, 2012.

“The Partnership’s distributable cash flows increased in the first quarter due to a month of contribution from our interest in the Maersk LNG fleet, in addition to incremental contributions from the newbuilding Multigas carrier and two newbuilding Angola LNG carriers which delivered during the past two quarters,” noted Peter Evensen, Chief Executive Officer of Teekay GP L.L.C. “These additional cash flows enabled us to raise our first quarter distribution by 7 percent, while maintaining our coverage ratio above 1.0.”

“The delivery of the fourth and final Angola LNG carrier in January completed our latest newbuilding program; however, we continue to actively pursue new acquisition opportunities and organic growth projects,” Mr. Evensen continued. “Given the positive market fundamentals in the LNG sector and our financial strength, we believe there will continue to be attractive growth opportunities for the Partnership.”

(1)	Distributable cash flow is a non-GAAP financial measure used by certain investors to measure the financial performance of the Partnership and other master limited partnerships. Please see Appendix B for a reconciliation of this non-GAAP measure to the most directly comparable financial measure under United States generally accepted accounting principles (GAAP).

RESTORED 1

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Teekay LNG’s Fleet

The following table summarizes the Partnership’s fleet as of May 1, 2012:

	Number of Vessels
LNG Carrier Fleet	27	(i)
LPG/Multigas Carrier Fleet	5	(ii)
Conventional Tanker Fleet	11

Total	43

(i)	The Partnership’s ownership interests in these vessels ranges from 33 percent to 100 percent.
(ii)	The Partnership has a 99 percent ownership interest in these vessels.

Financial Summary

The Partnership reported adjusted net income attributable to the partners(1) (as detailed in Appendix A to this release) of $35.6 million for the quarter ended March 31, 2012, compared to $25.9 million for the same period of the prior year. Adjusted net income attributable to the partners excludes a number of specific items which had the net effect of decreasing net income by $10.9 million and $0.9 million for the three months ended March 31, 2012 and 2011, respectively, as detailed in Appendix A. Including these items, the Partnership reported net income attributable to the partners, on a GAAP basis, of $24.7 million and $25.0 million for the three months ended March 31, 2012 and 2011, respectively.

For accounting purposes, the Partnership is required to recognize the changes in the fair value of its derivative instruments on its consolidated statements of income. This method of accounting does not affect the Partnership’s cash flows or the calculation of distributable cash flow, but results in the recognition of unrealized gains or losses on the consolidated statements of income as detailed in footnote 1 of the Summary Consolidated Statements of Income included in this release.

(1)	Adjusted net income attributable to the partners is a non-GAAP financial measure. Please refer to Appendix A to this release for a reconciliation of this non-GAAP measure to the most directly comparable financial measure under GAAP and information about specific items affecting net income which are typically excluded by securities analysts in their published estimates of the Partnership’s financial results.

RESTORED 2

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Operating Results

The following table highlights certain financial information for Teekay LNG’s two segments: the Liquefied Gas segment and the Conventional Tanker segment (please refer to the “Teekay LNG’s Fleet” section of this release above and Appendix C for further details).

	Three Months Ended March 31, 2012			Three Months Ended March 31, 2011
	(unaudited)			(unaudited)
(in thousands of U.S. dollars)	Liquefied Gas Segment	Conventional Tanker Segment	Total	Liquefied Gas Segment	Conventional Tanker Segment	Total
Net voyage revenues(i)	70,697	28,176	98,873	65,784	27,065	92,849
Vessel operating expenses	10,811	9,720	20,531	11,077	9,730	20,807
Depreciation and amortization	17,238	7,395	24,633	15,124	7,225	22,349

CFVO from consolidated vessels(ii)	56,832	15,835	72,667	52,742	14,333	67,075
CFVO from equity accounted vessels(ii) (iii)	26,186	—	26,186	12,935	—	12,935
Total CFVO(ii)	83,018	15,835	98,853	65,677	14,333	80,010

(i)	Net voyage revenues represents voyage revenues less voyage expenses, which comprise all expenses relating to certain voyages, including bunker fuel expenses, port fees, canal tolls and brokerage commissions. Net voyage revenues is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please see the Partnership’s website at www.teekaylng.com for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable GAAP financial measure.
(ii)	Cash flow from vessel operations (CFVO) represents income from vessel operations before (a) depreciation and amortization expense, (b) amortization of in-process revenue contracts and (c) adjusting for direct financing leases to a cash basis. CFVO is included because certain investors use this data to measure a company’s financial performance. CFVO is not required by GAAP and should not be considered as an alternative to net income, equity income or any other indicator of the Partnership’s performance required by GAAP. Please see the Partnership’s website at www.teekaylng.com for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable GAAP financial measure.
(iii)	The Partnership’s equity accounted investments for the three months ended March 31, 2012 and 2011 include the Partnership’s 40 percent interest in Teekay Nakilat (III) Corporation, which owns four LNG carriers and the Partnership’s 50 percent interest in the Excalibur and Excelsior Joint Ventures, which owns one LNG carrier and one regasification unit. The Partnership’s equity accounted investment for the three months ended March 31, 2012 also includes the Partnership’s 33 percent interest in four LNG carriers that were delivered in mid-2011 through early 2012 servicing the Angola LNG Project; and the Partnership’s 52 percent interest in MALT LNG Holdings ApS, the joint venture between the Partnership and Maurbeni Corporation, which acquired six LNG carriers on February 28, 2012.

Liquefied Gas Segment

Cash flow from vessel operations from the Partnership’s Liquefied Gas segment, excluding equity-accounted vessels, increased to $56.8 million in the first quarter of 2012 from $52.7 million in the same quarter of the prior year. This increase was primarily due to higher voyage revenues as a result of the acquisition of two newbuilding Multigas carriers in June and October 2011, and a newbuilding LPG carrier in September 2011.

Cash flow from vessel operations from the Partnership’s equity-accounted vessels in the Liquefied Gas segment increased to $26.2 million in the first quarter of 2012 from $12.9 million in the same quarter of the prior year. This increase was primarily due to the Teekay LNG-Marubeni joint venture’s acquisition of six LNG carriers from A.P. Moller Maersk A/P (the MALT LNG Carriers) in February 2012 and the acquisition of a 33 percent interest in the four Angola LNG Carriers from Teekay between August 2011 and January 2012.

Conventional Tanker Segment

Cash flow from vessel operations from the Partnership’s Conventional Tanker segment increased to $15.8 million for the first quarter of 2012 from $14.3 million for the same quarter of the prior year. This increase was primarily due to an additional revenue day as a result of the 2012 leap year and interest rate and inflation adjustments on contracts for five of the Partnership’s Suezmax tankers.

RESTORED 3

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Liquidity

As of March 31, 2012, the Partnership had total liquidity of $318.1 million (comprised of $83.9 million in cash and cash equivalents and $234.2 million in undrawn credit facilities), compared to total liquidity of $538.7 million as of December 31, 2011. Subsequent to March 31, 2012, the Partnership’s liquidity balance increased by approximately $125.0 million due to the NOK 700 million Norwegian bond offering completed in early May 2012.

Availability of 2011 Annual Report

Teekay LNG filed its 2011 Annual Report on Form 20-F with the U.S. Securities and Exchange Commission (SEC) on April 11, 2012. Copies are available on Teekay LNG’s web site, under “Investor Briefcase”, at www.teekaylng.com. Unitholders may request a printed copy of this annual report, including the complete audited financial statements free of charge by contacting Teekay LNG Investor Relations.

Conference Call

The Partnership plans to host a conference call on Friday, May 18, 2012 at 10:00 a.m. (ET) to discuss the results for the first quarter of 2012. All unitholders and interested parties are invited to listen to the live conference call by choosing from the following options:

•	By dialing (866) 322-2356 or (416) 640-3405, if outside North America, and quoting conference ID code 7421187.

•	By accessing the webcast, which will be available on Teekay LNG’s website at www.teekaylng.com (the archive will remain on the web site for a period of 30 days).

A supporting First Quarter 2012 Earnings Presentation will also be available at www.teekaylng.com in advance of the conference call start time.

The conference call will be recorded and made available until Friday, May 24, 2012. This recording can be accessed following the live call by dialing (888) 203-1112 or (647) 436-0148, if outside North America, and entering access code 7421187.

About Teekay LNG Partners L.P.

Teekay LNG Partners is the world’s third largest independent owner and operator of LNG vessels, providing LNG, LPG and crude oil marine transportation services primarily under long-term, fixed-rate charter contracts with major energy and utility companies through its interests in 27 LNG carriers (including one LNG regasification unit), five LPG/Multigas carriers and 11 conventional tankers. The Partnership’s ownership interests in these vessels range from 33 to 100 percent. Teekay LNG Partners L.P. is a publicly-traded master limited partnership (MLP) formed by Teekay Corporation (NYSE: TK) as part of its strategy to expand its operations in the LNG and LPG shipping sectors.

Teekay LNG Partners’ common units trade on the New York Stock Exchange under the symbol “TGP”.

For Investor Relations enquiries contact:

Kent Alekson

Tel: +1 (604) 609-6442

Website: www.teekaylng.com

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TEEKAY LNG PARTNERS L.P.

SUMMARY CONSOLIDATED STATEMENTS OF INCOME

(in thousands of U.S. dollars, except unit data)

	Three Months Ended
	March 31,	December 31,	March 31,
	2012	2011	2011
	(unaudited)	(unaudited)	(unaudited)
VOYAGE REVENUES	99,216	97,253	93,219

OPERATING EXPENSES
Voyage expenses	343	25	370
Vessel operating expenses	20,531	22,485	20,807
Depreciation and amortization	24,633	24,367	22,349
General and administrative	7,116	5,455	6,326

	52,623	52,332	49,852

Income from vessel operations	46,593	44,921	43,367

OTHER ITEMS
Interest expense	(12,798)	(13,861)	(11,754)
Interest income	932	1,835	1,578
Realized and unrealized (loss) gain on derivative instruments(1)	(15,903)	(8,780)	10,769
Foreign exchange (loss) gain(2)	(9,668)	10,722	(21,033)
Equity income(3)	17,048	8,189	8,057
Other income (expense) – net	475	98	(1,247)

Net income	26,679	43,124	29,737

Net income attributable to:
Non-controlling interest	1,948	2,777	4,757
Partners	24,731	40,347	24,980

Limited partners’ units outstanding:
Weighted-average number of common and total units outstanding—Basic and diluted	64,857,900	62,885,074	55,106,100
Total number of units outstanding at end of period	64,857,900	64,857,900	55,106,100

RESTORED 5

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(1)	The realized losses relate to the amounts the Partnership actually paid to settle derivative instruments and the unrealized (losses) gains relate to the change in fair value of such derivative instruments as detailed in the table below.

	Three Months Ended
	March 31, 2012	December 31, 2011	March 31, 2011
Realized (losses) relating to:
Interest rate swaps	(9,079)	(9,795)	(10,237)
Interest rate swap terminations	—	(22,560)	—
Toledo Spirit time-charter derivative contract	(32)	(40)	—

	(9,111)	(32,395)	(10,237)

Unrealized (losses) gains relating to:
Interest rate swaps	(7,092)	(6,345)	19,806
Interest rate swap terminations	—	22,560	—
Toledo Spirit time-charter derivative contract	300	7,400	1,200

	(6,792)	23,615	21,006

Total realized and unrealized (losses) gains on derivative instruments	(15,903)	(8,780)	10,769

(2)	For accounting purposes, the Partnership is required to revalue all foreign currency-denominated monetary assets and liabilities based on the prevailing exchange rate at the end of each reporting period. This revaluation does not affect the Partnership’s cash flows or the calculation of distributable cash flow, but results in the recognition of unrealized foreign currency translation gains or losses in the consolidated statements of income.
(3)	Equity income includes unrealized gains on derivative instruments as detailed in the table below.

	Three Months Ended
	March 31, 2012	December 31, 2011	March 31, 2011
Equity income	17,048	8,189	8,057
Proportionate share of unrealized gains on derivative instruments	5,061	283	2,554

Equity income excluding unrealized gains on derivative instruments	11,987	7,906	5,503

The equity income from the Teekay LNG-Marubeni joint venture is based on a preliminary purchase price allocation and actual results may differ. Any revisions to the preliminary purchase price allocation are not expected to have a material impact to equity income or to the distributable cash flow of the Partnership.

RESTORED 6

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TEEKAY LNG PARTNERS L.P.

SUMMARY CONSOLIDATED BALANCE SHEETS

(in thousands of U.S. dollars)

	As at March 31, 2012	As at December 31, 2011
	(unaudited)	(unaudited)
ASSETS
Cash and cash equivalents	83,904	93,627
Other current assets	16,345	18,837
Advances to affiliates	17,971	11,922
Restricted cash – long-term	526,901	495,634
Vessels and equipment	2,001,654	2,021,125
Net investments in direct financing leases	408,060	409,541
Derivative assets	129,123	155,259
Investments in and advances to equity accounted joint ventures	363,025	191,448
Other assets	38,184	34,760
Intangible assets	112,133	114,416
Goodwill	35,631	35,631

Total Assets	3,732,931	3,582,200

LIABILITIES AND EQUITY
Accounts payable, accrued liabilities and unearned revenue	52,038	60,030
Current portion of long-term debt and capital leases	262,506	131,925
Advances from affiliates and joint venture partners	28,775	17,400
Long-term debt and capital leases	1,898,379	1,830,353
Derivative liabilities	273,874	293,218
Other long-term liabilities	105,922	109,565
Equity
Non-controlling interest(1)	28,190	26,242
Partners’ equity	1,083,247	1,113,467

Total Liabilities and Total Equity	3,732,931	3,582,200

(1)	Non-controlling interest includes a 30 percent equity interest of the RasGas II project (which owns three LNG carriers), a 31 percent equity interest in the Tangguh Project (which owns two LNG carriers), a 1 percent equity interest in the two Kenai LNG carriers, a 1 percent equity interest in the Excalibur joint venture (which owns one LNG carrier), and a 1 percent equity interest in the five LPG/Multigas carriers, which in each case the Partnership does not own.

RESTORED 7

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TEEKAY LNG PARTNERS L.P.

SUMMARY CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands of U.S. dollars)

	Three Months Ended March 31,
	2012	2011
	(unaudited)	(unaudited)
Cash and cash equivalents provided by (used for)
OPERATING ACTIVITIES
Net operating cash flow	48,299	39,670

FINANCING ACTIVITIES
Proceeds from issuance of long-term debt	209,128	24,118
Scheduled repayments of long-term debt	(18,439)	(16,275)
Prepayments of long-term debt	—	(12,000)
Scheduled repayments of capital lease obligations and other long-term liabilities	(2,510)	(2,482)
Advances to and from affiliates	(3,600)	1,401
Increase in restricted cash	(30,215)	(3,213)
Cash distributions paid	(44,331)	(37,666)
Other	—	(179)

Net financing cash flow	110,033	(46,296)

INVESTING ACTIVITIES
Purchase of equity investment in MALT LNG Carriers	(150,999)	—
Purchase of equity investment in the fourth Angola LNG Carrier	(19,068)	—
Receipts from direct financing leases	1,481	1,367
Expenditures for vessels and equipment	(838)	(3,184)
Repayments from joint venture	830	—
Other	539	—

Net investing cash flow	(168,055)	(1,817)

Decrease in cash and cash equivalents	(9,723)	(8,443)
Cash and cash equivalents, beginning of the period	93,627	81,055

Cash and cash equivalents, end of the period	83,904	72,612

RESTORED 8

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TEEKAY LNG PARTNERS L.P.

APPENDIX A – SPECIFIC ITEMS AFFECTING NET INCOME

(in thousands of U.S. dollars)

Set forth below is a reconciliation of the Partnership’s unaudited adjusted net income attributable to the partners, a non-GAAP financial measure, to net income attributable to the partners as determined in accordance with GAAP. The Partnership believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Partnership’s financial performance. The items below are also typically excluded by securities analysts in their published estimates of the Partnership’s financial results. Adjusted net income attributable to the partners is intended to provide additional information and should not be considered a substitute for measures of performance prepared in accordance with GAAP.

	Three Months Ended	Three Months Ended
	March 31, 2012	March 31, 2011
	(unaudited)	(unaudited)
Net income – GAAP basis	26,679	29,737
Less:
Net income attributable to non-controlling interest	(1,948)	(4,757)

Net income attributable to the partners	24,731	24,980
Add (subtract) specific items affecting net income:
Foreign exchange loss(1)	9,668	21,033
Unrealized losses (gains) from derivative instruments(2)	6,792	(21,006)
Unrealized gains from derivative instruments and other items from equity accounted investees(3)	(4,811)	(2,554)
Other items(4)	—	949
Non-controlling interests’ share of items above	(777)	2,484

Total adjustments	10,872	906

Adjusted net income attributable to the partners	35,603	25,886

(1)	Foreign exchange loss primarily relate to the revaluation of the Partnership’s debt, capital leases and restricted cash denominated in Euros. For accounting purposes, the Partnership is required to revalue all foreign currency-denominated monetary assets and liabilities based on the prevailing exchange rate at the end of each reporting period. This revaluation does not affect the Partnership’s cash flows or the calculation of distributable cash flow, but results in the recognition of unrealized foreign currency translation gains or losses in the consolidated statements of income.
(2)	Reflects the unrealized gain or loss due to changes in the mark-to-market value of derivative instruments that are not designated as hedges for accounting purposes.
(3)	Reflects the unrealized gain or loss due to changes in the mark-to-market value of derivative instruments that are not designated as hedges for accounting purposes within the Partnership’s equity-accounted investments and $0.3 million of start-up related costs during the three months ended March 31, 2012, relating to the acquisition of the six MALT LNG Carriers.
(4)	Amount for the year ended December 31, 2011 relates to a one-time management fee associated with the portion of stock-based compensation grants to Teekay’s former President and Chief Executive Officer that had not yet vested prior to the date of his retirement on March 31, 2011.

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TEEKAY LNG PARTNERS L.P.

APPENDIX B – RECONCILIATION OF NON-GAAP FINANCIAL MEASURE

(in thousands of U.S. dollars)

Description of Non-GAAP Financial Measure – Distributable Cash Flow (DCF)

Distributable cash flow represents net income adjusted for depreciation and amortization expense, non-cash items, estimated maintenance capital expenditures, unrealized gains and losses from derivatives, deferred income taxes and foreign exchange related items. Maintenance capital expenditures represent those capital expenditures required to maintain over the long-term the operating capacity of, or the revenue generated by, the Partnership’s capital assets. Distributable cash flow is a quantitative standard used in the publicly-traded partnership investment community to assist in evaluating a partnership’s ability to make quarterly cash distributions. Distributable cash flow is not required by GAAP and should not be considered as an alternative to net income or any other indicator of the Partnership’s performance required by GAAP. The table below reconciles distributable cash flow to net income.

	Three Months Ended March 31, 2012	Three Months Ended March 31, 2011
	(unaudited)	(unaudited)
Net income:	26,679	29,737
Add:
Depreciation and amortization	24,633	22,349
Partnership’s share of equity accounted joint ventures’ DCF before estimated maintenance capital expenditures	16,828	7,863
Unrealized foreign exchange loss	9,668	21,033
Unrealized loss (gain) on derivatives and other non-cash items	7,586	(19,427)
Less:
Estimated maintenance capital expenditures	(12,716)	(11,168)
Equity income	(17,048)	(8,057)
Non-cash tax (recovery) expense	(412)	617

Distributable Cash Flow before Non-controlling interest	55,218	42,947
Non-controlling interests’ share of DCF before estimated maintenance capital expenditures	(4,450)	(3,866)

Distributable Cash Flow	50,768	39,081

RESTORED 10

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TEEKAY LNG PARTNERS L.P.

APPENDIX C – SUPPLEMENTAL SEGMENT INFORMATION

(in thousands of U.S. dollars)

	Three Months Ended March 31, 2012
	(unaudited)
	Liquefied Gas Segment	Conventional Tanker Segment	Total
Net voyage revenues(1)	70,697	28,176	98,873
Vessel operating expenses	10,811	9,720	20,531
Depreciation and amortization	17,238	7,395	24,633
General and administrative	4,527	2,589	7,116

Income from vessel operations	38,121	8,472	46,593

	Three Months Ended March 31, 2011
	(unaudited)
	Liquefied Gas Segment	Conventional Tanker Segment	Total
Net voyage revenues(1)	65,784	27,065	92,849
Vessel operating expenses	11,077	9,730	20,807
Depreciation and amortization	15,124	7,225	22,349
General and administrative	3,324	3,002	6,326

Income from vessel operations	36,259	7,108	43,367

(1)	Net voyage revenues represents voyage revenues less voyage expenses, which comprise all expenses relating to certain voyages, including bunker fuel expenses, port fees, canal tolls and brokerage commissions. Net voyage revenues is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please see the Partnership’s website at www.teekaylng.com for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable GAAP financial measure.

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FORWARD LOOKING STATEMENTS

This release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management’s current views with respect to certain future events and performance, including statements regarding: the Partnership’s future growth opportunities; the Partnership’s financial position, including available liquidity; and the Partnership’s ability to secure additional growth opportunities. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: availability of LNG shipping, floating storage regasification and other growth opportunities; changes in production of LNG or LPG, either generally or in particular regions; development of LNG and LPG projects; changes in trading patterns significantly affecting overall vessel tonnage requirements; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations; the potential for early termination of long-term contracts of existing vessels in the Teekay LNG fleet and inability of the Partnership to renew or replace long-term contracts; the Partnership’s ability to raise financing to purchase additional vessels or to pursue other projects; changes to the amount or proportion of revenues, expenses, or debt service costs denominated in foreign currencies; and other factors discussed in Teekay LNG Partners’ filings from time to time with the SEC, including its Report on Form 20-F for the fiscal year ended December 31, 2011. The Partnership expressly disclaims any obligation to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Partnership’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

RESTORED 12

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